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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                               (Amendment No. 2)


                   Under the Securities Exchange Act of 1934

                        OAK HILL SPORTSWEAR CORPORATION
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                   671365104
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                                (CUSIP Number)

                               Robert W. Forman
                             Greenberger & Forman
                    1370 Avenue of the Americas Suite 2701
                           New York, New York 10019

                                 212/757-4001
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 11, 1996
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
           Schedule 13D, and is filing this schedule because of Rule
               13d-1(b)(3) or (4), check the following box | |.

            Check the following box if a fee is being paid with the
                                statement | |.

                               Page 1 of 4 pages

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  CUSIP NO. 671365104                                     Page 2 of 4 pages
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            1            NAME OF REPORTING PERSONS
                         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  Arthur L. Asch
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            2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

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            3            SEC USE ONLY

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            4            SOURCE OF FUNDS

                                  PF
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            5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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            6            CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S.A.
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        NUMBER OF                     7              SOLE VOTING POWER

         SHARES                                      466,951
                        -------------------------------------------------------
      BENEFICIALLY                    8              SHARED VOTING POWER

        OWNED BY                                     -0-
                        -------------------------------------------------------
          EACH                        9              SOLE DISPOSITIVE POWER

       REPORTING                                    466,951
                        -------------------------------------------------------
       PERSON WITH                   10              SHARED DISPOSITIVE POWER
                                                     -0-
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           11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                         511,951*
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           12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES                                    [  ]

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           13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         24.6%
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           14            TYPE OF REPORTING PERSON

                         IN
===============================================================================
--------
     *Includes (i) 25,000 shares owned by the Reporting Person's wife, in which the Reporting Person disclaims beneficial ownership, and (ii) 20,000 shares underlying stock options exercisable within 60 days.
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  CUSIP NO. 671365104                                     Page 3 of 4 pages
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                 STATEMENT FOR AMENDMENT NO. 2 TO SCHEDULE 13D

                  This Statement is being filed to amend Items 3 and 5 to report the open market purchase by Arthur L. Asch (the "Reporting Person") of 90,000 Shares, and the gift of 14,000 Shares, of the common stock of Oak Hill Sportswear Corporation (the "Issuer").

Item 3.  Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 90,000 shares of common stock purchased by the Reporting Person was $115,312.50, which were acquired with personal funds.

Item 5.  Interest in Securities of the Issuer.

                  The aggregate percentage of shares of common stock reported owned by the person named herein is based upon 2,057,576 shares outstanding.

                  As of the close of business on November 21, 1996:

                  (a) The Reporting Person beneficially owns 511,951 shares of common stock, constituting approximately 24.6% of the Issuer's outstanding shares, which include 25,000 shares owned by the Reporting Person's wife, in which he disclaims beneficial interest, and 20,000 shares underlying stock options exercisable within 60 days.

                  (b) The Reporting Person has the sole power to vote and dispose of the shares beneficially owned by him, except for the 25,000 shares owned by his wife.

                  (c) The Reporting Person has not engaged in any transaction in the shares of Issuer's common stock within the past 60 days except that he purchased 90,000 Shares of the Issuer's common stock on November 11, 1996, and gifted 14,000 Shares on November 7, 1996.

                  (d) No person other than the Reporting Person is knownto have the right to receive, or the power to direct the receipt


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  CUSIP NO. 671365104                                     Page 4 of 4 pages
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of dividends from, or to the proceeds from, the sale of such shares of the common stock.

                  (e) Not applicable.


                                  SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 1996                              /s/ Arthur L. Asch
                                                     -----------------------
                                                          Arthur L. Asch